NOW KETO INC



ANNUAL REPORT

8 The Green Suite A

Dover, DE 19901

(833) 669-5386

www.nowketo.com

This Annual Report is dated 3/25, 2019.

BUSINESS

The company's business

Company Information

We started NowKeto in December 2017 as NowKeto LLC., a Deleware company. In July 2018 we In Incorporated under Deleware as NowKeto Inc. NowKeto maintains a team of up to 10 remote professionals and industry experts in their fields. As well, NowKeto is part of a Startup Incubator Innovation Hub in Coeur d'Alene, ID where the company has access to corporation leaders and other entrepreneurs that are changing the future of eCommerce, AI, and technology.

Our principal office is located at 418 E Lakeside Ave Suite 211, Coeur d'Alene, ID 83815 and our phone number is 833-NOW-KETO. Our web address is https://nowketo.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this offering statement. The

NowKeto design logo and name "NowKeto" are the property of NowKeto Inc.

As a first-time user of equity crowdfunding under Title III of Regulation CF, we intend to take full advantage of the exemption from audit requirements under the Regulation CF rules, including the rule that financial statements of the issuer must be audited by an independent auditor. As an issuer relying on these rules for the first time we are permitted to provide reviewed rather than audited financial statements. We do not have any relevant financial statements available that have been audited by an independent auditor. No current or future investor is guaranteed to ever receive audited financial statements by the representations made in this document alone.

Description of Business

NowKeto was born from a simple idea that nutrition should be the cornerstone of our lives. For years it has been our families desire to eat nutritiously and to help others in need in other countries. Combining these core values into something that would accomplish both has been an awesome adventure for us!

That's why we started NowKeto. A company that cares about nutrition as much as helping people accomplish their goals in life, health, and fitness. Some people say we are a different kind of health company that believes in the best and purest products. The truth is, we are thankful that we get to wake up every day and know that we are making a difference in the lives of others. With every purchase you make we donate an entire year of vitamins to a mother or child in need.

NowKeto empowers everyone to realize these benefits through natural dietary supplements and personal coaching programs. Taken together, NowKeto products allow people to optimize their lives—and not just their own. With every purchase of a NowKeto product, a mother or child in need will receive vitamins for an entire year, a small but significant change for the better.

The NowKeto brand was born with an emphasis on clean keto products without all the sugars that are found in most supplements. As a brand, we decided to strive to make the best keto products possible no matter the expense. If you're new to NowKeto, we want to welcome you to our tribe! We are all on an adventure to better health and a better you!

Sales and Supply Chain

Materials that are essential to our business are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. We currently distribute our product in the USA and are looking into other potential markets.

Competition

The growing obsession with the keto diet is giving birth to a large industry within an already large supplement industry, as companies try to cater to Keto enthusiasts.

Ancient Nutrition, co-founded with Dr. AXE, for example, has raised over $103 million to fund its operation

Bullet Proof 360 (Founded by Dave Asprey) was funded with $19,000,000+ as well as Vital Proteins. $600 million dollar RXBAR was acquired by Kellog's. RX Bar was estimated to start at around $10,000.

We see competition as a good thing and as well we believe we are a different kind of company that will help others take charge of their lives through whole life optimization. We believe together we can help change the world for the better through healthier lifestyles and by leading the market with new and innovative products.

Previous Offerings

No other offerings previous to the previous REG CF filing. Please see our attached previously-filed Form C.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding; however, this Annual Report has been filed 30 days late.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

NOTE 1 – NATURE OF OPERATIONS

NOWKETO LLC was formed on 12-27-2017 ("Inception") in the State of Deleware. The financial statements of NOWKETO LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dover, DE 19901.

NOWKETO LLC *will be designing and deploying more intuitive products to bring to market, an app, and personalized coaching programs. As a company, we plan on releasing numerous products to hopefully achieve our forecast as well as new marketing initiatives to bring brand awareness. We believe the company is in a very enviable position having all of its inventory and brand properties paid for. The company may pursues to appoint distributors throughout the United States and the UK market at a later date in time. For example some of the channels they may pursue could be Natural Grocery, Walmart, and utilizing Amazon FBA UK channels for disbursement. We have been approached by Kroger and Distributors in Australia and may pursue these distribution channels for building brand awareness if it is a profitable investment for our company.*

NowKeto LLC has a Delaware Limited Liability company, organized on December 27, 2017.

- NowKeto LLC converted to NowKeto Inc, a Delaware Corporation on July 11, 2018.

- NowKeto Inc., a Delaware corporation, incorporated July 11, 2018.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities

in active markets.

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from selling our goods, software app, and coaching services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company is taxed as a LLC. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit

Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has a short-term loan of $40,548 to Joshua Paul Christensen, founder of NowKeto. The debt may be payable when the company will generate substantial profit to cover its day to day operations and has cash that can pay the debt without affecting the company's liquidity.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

Units

NowKeto LLC

Joshua Christensen- 100 units

NowKeto Inc.

On August 7, 2018, the Company authorized 10,000,000 shares of 0.001 par value common stock, of which 4,235,715 of Class A Common Stocks are issued and outstanding to founder Joshua Christensen, providing value of $ 4,235.715.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has a short-term loan of $40,548 Joshua Paul Christensen, founder. The debt may be payable when the company will generate substantial profit to cover its day to day operations and has cash that can pay the debt without affecting the company's liquidity.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after July 1st, 2018 through 8-8-2018.

As of 8-9-2018 the Company has been approved for a $20,000 Business Line of Credit from its banking institution for inventory purchases with which it may fund new inventory purchases when and if needed. This is an unsecured revolving line of credit. Due to the nature of Amazon Quarter 4 Sales potentially being the biggest sales quarter of the year we may use this line of credit to ramp up inventory.

There have been no other events or transactions during this time that would have a material effect on the balance sheet.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Joshua Paul Christensen   Dates of Board Service: December 27 2017 - Present.

Principal Occupation: CEO, Principal Executive Officer and Director, Principal Financial Officer, Principal Accounting Officer

Employer: NowKeto, Inc.

Dates of Service: December 27 2017 - Present

Employer's principal business: CEO

List all positions and offices with the issuer held and the period of tim e in which the director served in the position or office:

Position: _____ CEO _____ Dates of Service:12/12/2017 - Present Position: _____ Principal Executive Officer Dates of Service: _12/12/2017 - Present Position: _____ Principal Financial Officer_____ Dates of Service: _12/12/2017 - Present

Position: _____Principal Accoutning Officer_____ Dates of Service: 12/12/2017 - Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Joshua Christensen is the Founder and CEO of NowKeto. Joshua's previous role was working full time from 2011 to 2018 as the CEO and Owner of a 10 time award-winning regional Sears franchise. In 2015, he founded and lead the development of a successful marketing and SAAS software company; Pivot. The company was featured online on ABC, NBC, and FOX news channels and has worked with some well-known clients including Keller Williams. Joshua has always had a passion for health, fitness, and philanthropy. This lead him to learn how to optimize his own life and eventually starting NowKeto so that he could help others through nutrition and giving back. He has been married for 10 years and lives with his wife and 3 children in Coeur d'Alene, Idaho. Joshua has been employed from NowKeto's inception in December 2017 to present and works full time for the company. Working as the CEO of NowKeto is now his primary role.

PRINCIPAL SECURITY HOLDERS

6. Provide the nam e and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or m ore of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

% of Voting No. and Cl ass

Name of Holder	Securities Now Held	Power Prior to Offering
	of	
----------------------------	--------------------------------	------------------
Joshua Christensen	100%	_

Ownership

- Joshua Christensen, 100.0% ownership, Class A Common Stock

Classes of securities

- Class B Common Stock (Non Voting): **16,623**

Please see the attached report for the list of transactions related to Class B Common Stock (Non Voting), as effectuated through our Reg. CF Raise.

RELATED PARTY TRANSACTIONS

No new related party transactions. The company has a short-term loan of $40,548 to Joshua Paul Christensen, founder of NowKeto. The debt may be payable when the company will generate substantial profit to cover its operations and has cash that can pay the debt without affecting the company's liquidity.

OUR SECURITIES

100% of the voting securities of the Company, represented by the Class A Common Stock, are held by Joshua Christensen. The Company is authorized to issue up to 4,000,000 shares of Class B Common Non Voting Stock. There are currently 16,623 such Class B Common Non Voting Stock shares outstanding. Please see the attached for the allocations of those shares.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

NOW KETO INC

By   /s/
_____

Name   _____
:

Title: Chief Executive Officer

I, Joshua Paul Christensen, the CEO of NOW KETO INC hereby certify that the financial statements of NOW KETO INC, and notes thereto from December 31, 2017 to December 31st, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 3-14-2019.

_____ (Signature)

Title: CEO
3-14-2019

NOW KETO INC

FINANCIAL STATEMENTS
(UNAUDITED)
(DECEMBER 31, 2017) to December 31, 2018

NOW KETO INC
Index to Financial Statements
(unaudited)

NOW KETO INC
BALANCE SHEETS
AS OF DECEMBER 31, 2018
(unaudited)

Assets

Current Assets:

Cash	$	15184.66
Other Current Assets		
Inventory Asset		49591.34
Uncategorized Asset		
Total Other Current Assets		49591.34
Total Current Assets		68483.40
Total Assets		68483.40

Liabilities and Equity

Current Liabilities	17668.08	
Short-term loan		24327.24
Total Current Liabilities		41995.32
Total Liabilities		41995.32

Equity		
Paid in Capital		19970.02
Retained Earnings		7328.10
Net Income		-810.04
Total Stockholders' Equity		26488.08
Total Liabilities and Stockholder's Equity	$	68483.40

STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FROM (DECEMBER 31, 2017) TO DECEMBER 31, 2018
(unaudited)

Income		
Sales	$	176692.96
Amazon Reimbursement		
Total Income		176692.96
Cost of Goods Sold		59736.38
Gross Profit		116956.58
Expenses-		
Advertising & Marketing		25731.94
Amazon FBA Fees		26619.20
Amazon Promotions		6737.12
Amazon Seller Fees & Charges		35208.85
Bank Charges & Fees		229.09
Contractors		7030.27
Meals & Entertainment		199.71
Office Supplies & Software		2201.32
Taxes & Licenses		900.00
Uncategorized Expense		346.78
Total Expenses		110438.52
Net Operating Income	$	6518.06

STATEMENTS OF CASH FLOWS
FROM (DECEMBER 31, 2017) TO DECEMBER 31, 2018
(unaudited)

Cash Flows From Operating Activities

Net Income	$6518.06
Changes in Assets and Liabilities	
Inventory Asset	(49591.34)
Uncategorized Asset	
Net Cash Used in Operating Activities	(6518.06)

Cash Flows From Financing Activities

Short Term Loan	24327.24
Contribution	
Withdraw	
Cash Provided by Financing Activities	32279.48

Increase in Cash and Cash Equivalents	15,184.66
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	15,184.66

Supplemental Disclosures of Cash Information:

Cash paid for interest	$	-
cash paid for income taxes	$	-

NOTE 1 – NATURE OF OPERATIONS

NOW KETO INC was formed on 12-27-2017 ("Inception") in the State of Deleware. The financial statements of NOW KETO INC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dover, DE 19901.

NOW KETO INC will be designing and deploying more intuitive products to bring to market, an app, and personalized coaching programs. As a company, we plan on releasing numerous products to hopefully achieve our forecast as well as new marketing initiatives to bring brand awareness. We believe the company is in a very enviable position having all of its inventory and brand properties paid for. The company may pursues to appoint distributors throughout the United States and the UK market at a later date in time. For example some of the channels they may pursue could be Natural Grocery, Walmart, and utilizing Amazon FBA UK channels for disbursement. We have been approached by Kroger and Distributors in Australia and may pursue these distribution channels for building brand awareness if it is a profitable investment for our company.

NOW KETO INC has a Delaware Limited Liability company, organized on December 27, 2017.

- NOW KETO LLC converted to NOW KETO INC, a Delaware Corporation on July 11, 2018.
- NOW KETO INC., a Delaware corporation, incorporated July 11, 2018.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from selling our goods, software app, and coaching services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company is taxed as a LLC. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company has a short-term loan of $24,327.24 to Joshua Paul Christensen, founder of NOW KETO INC. The debt may be payable when the company will generate substantial profit to cover its day to day operations and has cash that can pay the debt without affecting the company's liquidity.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – **MEMBERS' EQUITY**

Units

Now Keto LLC

Joshua Christensen- 100 units

Now Keto Inc.
On August 7, 2018, the Company authorized 10,000,000 shares of 0.001 par value common stock, of which 4,235,715 of Class A Common Stocks are issued and outstanding to founder Joshua Christensen, providing value of $ 4,235.715.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has a short-term loan of $24327.24 Joshua Paul Christensen, founder. The debt may be payable when the company will generate substantial profit to cover its day to day operations and has cash that can pay the debt without affecting the company's liquidity.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after July 1st, 2018 through 12-31-2018.

There have been no other events or transactions during this time that would have a material effect on the balance sheet.